UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

J.P. MORGAN ACCESS MULTI-STRATEGY FUND II

(Name of Subject Company (Issuer))

J.P. MORGAN ACCESS MULTI-STRATEGY FUND II

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Frank J. Nasta, Esq.

c/o J.P. Morgan Investment Management, Inc.

270 Park Avenue, Floor 9

New York, NY 10017

(800) 480-4111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3525

September 24, 2015

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$163,381,390.55 (a)	Amount of Filing Fee:	$18,984.92 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☒        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $18,984.92

Form or Registration No.:  Schedule TO-I, Registration No. 005-86767

Filing Party:  J.P. Morgan Access Multi-Strategy Fund II

Date Filed:  September 24, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐        third-party tender offer subject to Rule 14d-1.

☒        issuer tender offer subject to Rule 13e-4.

☐        going-private transaction subject to Rule 13e-3.

☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 24, 2015 by J. P. Morgan Access Multi-Strategy Fund II (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 25 percent of shares in the Fund (“Shares”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 24, 2015.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, Eastern Time, on October 23, 2015.

2.	The Valuation Date of the Shares tendered pursuant to the Offer was December 31, 2015.

3.

Shares in the amount of $32,450,743.45 were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

4.

Payment of $30,827,496.56 was made via a non-interest bearing, non-transferable promissory note (the “Promissory Note.”). The Fund paid to such tendering Shareholders the initial amount payable under the Note on February 10, 2016. The balance, if any, to be paid to the tendering Shareholders with respect to the Shares purchased by the Fund, will be paid promptly after the completion of the Fund’s audit for the fiscal year ended March 31, 2016. It is expected that the annual audit will be completed no later than May 30, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

J.P. MORGAN ACCESS MULTI-STRATEGY FUND II

By: /s/ Laura Del Prato
Name:	Laura Del Prato
Title:	Treasurer

March 4, 2016

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